FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 24th, 2006

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Relevant Fact

COMUNICATION OF RELEVANT FACT

TELEFÓNICA MÓVILES, S.A.

Madrid, July 24, 2006

In compliance with the provisions in Article 82 of Securities Market Law 24/1988 and companion provisions, in order for this fact to be made available to the general public, as the disclosure of a Relevant Fact and pursuant to the provisions of the absorption Merger Plan of TELEFÓNICA MÓVILES, S.A. (“TELEFÓNICA MÓVILES”) by TELEFÓNICA, S.A. (“TELEFÓNICA”) and in accordance with the resolutions passed at the General Shareholders’ Meetings of both companies held on June 20, 2006 and June 21, 2006, respectively, publication is hereby made of the rules and procedures for the exchange of shares of TELEFÓNICA MÓVILES for shares of TELEFÓNICA, as well as for the exchange of “American Depositary Shares” (ADSs) of TELEFÓNICA MÓVILES.

I.	Rules and Procedure for the Exchange of Shares of TELEFÓNICA MÓVILES for Shares of TELEFÓNICA

1.	Treasury Shares to be Delivered by TELEFÓNICA

In order to satisfy the merger exchange, TELEFÓNICA will deliver treasury shares to the shareholders of TELEFÓNICA MÓVILES pursuant to the exchange ratio fixed in the Merger Plan of four (4) shares of TELEFÓNICA, each having a par value of one (€1) Euro, for every five (5) shares of TELEFÓNICA MÓVILES, each having a par value of fifty (€0.50) Euro cents, without any additional cash compensation. TELEFÓNICA will not issue any new shares for such purpose and, therefore, will not increase its share capital as a result of the merger.

By application of the provisions of Section 249 of the Business Corporations Law (Ley de Sociedades Anónimas), shares of TELEFÓNICA MÓVILES that are held by TELEFÓNICA MÓVILES, TELEFÓNICA or other persons acting in their own name but on behalf of these companies will not participate in the exchange and will be cancelled and voided. Given that there are 4,025,120,881 shares of TELEFÓNICA MÓVILES affected by these provisions and that the entirety of its capital stock is represented by 4,330,550,896 shares, the number of shares of TELEFÓNICA MÓVILES that will be involved in the exchange is 305,430,015 shares, each having a par value of fifty (€0.50) Euro cents. Based on the foregoing, TELEFÓNICA will deliver a total of 244,344,012 treasury shares, each having a par value of one (€1) Euro, to satisfy the merger exchange pursuant to the exchange ratio mentioned above.

Registro Mercantil Provincia de Madrid, Hoja M-246786, Tomo 14.837, Libro 0, Folio 155, Sección 8a. C.I.F.- A-8257373759. Sede Social, Goya, 24, 28001

Pursuant to the provisions of the Merger Plan and the resolutions adopted for such purpose at the General Shareholders’ Meetings of TELEFÓNICA and TELEFÓNICA MÓVILES, the exchange and delivery of TELEFÓNICA shares shall be performed automatically in the manner set forth below.

2.	Procedure for the Exchange

2.1.	Award of Shares of TELEFÓNICA

Those holders of TELEFÓNICA MÓVILES shares that are recognized in the book-entry records of the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. [Securities Registration, Clearing and Liquidation Systems Management Company] (IBERCLEAR) and entities participating therein on the date of registration of the merger instrument with the Commercial Registry of Madrid shall have the right to receive TELEFÓNICA shares in accordance with the exchange ratio established for the merger.

It is expected that the merger instrument will be recorded with the Commercial Registry of Madrid on July 29, 2006 and, once the one month period for the opposition of creditors has elapsed and the credits of those who opposed the merger, if any, have been guaranteed, Friday, July 28, 2006 (the “Reference Date”) will therefore be the last day of trading on the Spanish stock exchanges for shares of TELEFÓNICA MÓVILES, which shares will be cancelled as a result of the merger.

2.2.	Agent Entity

The entities participating in the merger have named Banco Bilbao Vizcaya Argentaria, S.A. (the “Agent Entity”) as the entity in charge of all agency duties relating to the exchange, through which ownership of the TELEFÓNICA MÓVILES shares must be substantiated in accordance with the relevant operative rules and through which the procedures, if any, appropriate for the best execution of the exchange must be handled.

2.3.	Procedure for the Acquisition of Odd-Lots

Pursuant to the provisions of the Merger Plan, shareholders holding shares that represent a fraction of the number of TELEFÓNICA MÓVILES shares set as the exchange ratio may acquire or transfer shares in order to exchange them in accordance with such exchange ratio. Each shareholder must individually make timely decisions for such purpose to either purchase or sell TELEFÓNICA MÓVILES shares in the market in order to reach the number of TELEFÓNICA MÓVILES shares that are a multiple of five (5).

Without prejudice to the foregoing, and pursuant to the provisions of the Merger Plan, the companies participating in the merger have agreed to establish a mechanism designed to facilitate the exchange with those TELEFÓNICA MÓVILES shareholders who are holders of a number of shares

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that is not a multiple of five (5). The basic terms and conditions of such mechanism are as follows:

(i)	Taking into account that the exchange ratio for the merger is equivalent, in unitary terms, to the delivery of one TELEFÓNICA for every 1.25 shares of TELEFÓNICA MÓVILES, as of the close of the last session for trading of TELEFÓNICA MÓVILES shares on the Spanish stock exchanges on the Reference Date, each shareholder of TELEFÓNICA MÓVILES who, by application of such unitary exchange ratio of one TELEFÓNICA share for every 1.25 TELEFÓNICA MÓVILES shares, is entitled to receive a whole number of TELEFÓNICA shares, and who has an odd-lot residue of less than 1.25 TELEFÓNICA MÓVILES shares, may transfer such residue to the Agent Entity, which will also act as the odd-lot agent (hereinafter, the “Odd-Lot Agent”), all with the understanding that for the calculation of the odd-lot corresponding to each shareholder position, all of the TELEFÓNICA MÓVILES shares forming such position will be included. Likewise, a TELEFÓNICA MÓVILES shareholder who is the owner of less than 1.25 TELEFÓNICA MÓVILES shares may transfer such shares to the Odd-Lot Agent. It shall be deemed that each shareholder of TELEFÓNICA MÓVILES accepts the odd-lot acquisition system herein provided for, without having to remit instructions to the relevant IBERCLEAR-participant, which shall inform the shareholder of the results of the transaction once it has been concluded.

(ii)	Given the agreed exchange ratio, it is hereby noted for the record that, regardless of the number of shares comprising each shareholder’s position, the only circumstances under which the acquisition of odd-lots may take place are the following:

Number of Telefónica Móviles shares	Corresponding Telefónica shares by virtue of the exchange	Odd-lot shares of Telefónica Móviles subject to the odd-lot acquisition system
1	0	1
2	1	0.75
3	2	0.50
4	3	0.25
5	4	0

Therefore, in any shareholder position, an odd-lot will range between a minimum of 0.25 TELEFÓNICA MÓVILES shares and a maximum of 1 TELEFÓNICA MÓVILES share.

(iii)	The acquisition price of the odd-lots will be determined based on the arithmetical mean of the average weighted price of TELEFÓNICA MÓVILES shares on the Automated Quotation System [Sistema de Interconexión Bursátil] (Continuous Market) for the last three trading sessions for TELEFÓNICA MÓVILES stock on the Spanish stock exchanges (which is expected to be the 26th, 27th and 28th days of July,

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2006). If the odd-lot in question is one share of TELEFÓNICA MÓVILES, its acquisition price shall be the arithmetical mean of the average weighted price of TELEFÓNICA MÓVILES shares for the last three trading sessions for TELEFÓNICA MÓVILES; similarly, if the odd-lot in question is other than one share, its acquisition price shall be calculated based on the same criterion set forth herein, but in a proportion corresponding to the specific amount of the odd-lot.

(iv)	The Odd-Lot Agent, acting on its own behalf, will acquire the odd-lot shares remaining in the positions existing at the close of the trading session for TELEFÓNICA MÓVILES on the Reference Date. The shares or fractional shares of TELEFÓNICA MÓVILES acquired by the Odd-Lot Agent shall be exchanged for the corresponding number of TELEFÓNICA shares as provided in the Merger Plan.

2.4.	Performance of the Exchange

It is expected that, upon completion of the trading session on the Reference Date, and after the acquisition of odd-lots by the Odd-Lot Agent, the exchange of TELEFÓNICA MÓVILES shares for TELEFÓNICA shares will be carried out after the registration of the merger with the Commercial Registry of Madrid (expected to occur on July 29, 2006).

The exchange will be carried out through entities participating in IBERCLEAR that are depositaries of TELEFÓNICA MÓVILES shares, in accordance with the procedures established for the book-entry system, pursuant to the provisions of Royal Decree 116/1992, of February 14 and, to the extent applicable, the provisions of Section 59 of the Business Corporations Law.

It is expected that on Monday, July 31, 2006, the beneficiaries of the exchange will have possession of the TELEFÓNICA shares delivered in the exchange, after the performance by IBERCLEAR of settlements that are customary in these types of transactions.

II.	Rules and Procedure for the Exchange of American Depositary Shares (ADSs) and Delisting of the TELEFÓNICA MÓVILES ADSs from the New York Stock Exchange.

As a result of the merger, the holders of TELEFÓNICA MÓVILES ADSs will receive four (4) ADSs of TELEFÓNICA for every fifteen (15) ADSs of TELEFÓNICA MÓVILES that they hold [or one (1) full TELEFÓNICA ADSs for every three point seventy-five (3.75) TELEFÓNICA MÓVILES ADSs surrendered].

The entities participating in the merger have instructed Citibank, N.A. as the entity in charge of performing all the duties to execute the exchange in the United States with respect to TELEFÓNICA MÓVILES ADSs through which ownership of the TELEFÓNICA MÓVILES ADSs must be substantiated and through which the procedures, if any, appropriate for the execution of the exchange must be handled.

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Furthermore, the holders of TELEFÓNICA MÓVILES ADSs who are the holders of a number of ADSs that is not a multiple of fifteen (15) or three point seventy-five (3.75) will receive a cash payment (“Cash-in-Lieu Payment”) through Citibank, N.A. corresponding to the net cash proceeds from the sale of fractional entitlements to TELEFÓNICA ADSs.

As stated above, it is expected that, insofar as the last day for trading on the Spanish Stock Exchanges of the TELEFÓNICA MÓVILES shares is July 28, 2006 and insofar as the merger instrument is registered with the Commercial Registry of Madrid on July 29, 2006, the last day for trading of the TELEFÓNICA MÓVILES ADSs on the New York Stock Exchange is expected to be Friday, July 28, 2006.

In accordance with the above, it is also expected that, beginning on Monday, July 31, 2006, holders of TELEFÓNICA MÓVILES ADSs through The Depository Trust Company (“DTC”) that are beneficiaries of the exchange will receive the TELEFÓNICA ADSs delivered in the exchange, within the following two days, subject to the performance of settlements that are customary in these types of transactions. Holders of TELEFÓNICA MÓVILES ADSs registered in their own name will have the ability to present the American Depositary Receipts evidencing their TELEFÓNICA MÓVILES ADSs on and after July 29, 2006 and for a period of six months, after which the TELEFÓNICA MÓVILES ADR facility will be terminated and the TELEFÓNICA ADSs being held by Citibank as depositary for the TELEFÓNICA MÓVILES ADSs will be sold. After the sale, persons presenting TELEFÓNICA MÓVILES American Depositary Receipts to Citibank will be entitled to the net cash proceeds resulting from the sale of the applicable TELEFÓNICA ADSs (subject to the applicable escheatment laws in the U.S.A.).

Finally, a request for deregistering the securities issued by TELEFÓNICA MÓVILES will be filed with the Securities and Exchange Commission, after which the obligations to provide information to this entity under the Securities Exchange Act of 1934 shall cease.

In Madrid, July 24th, 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: July 24th, 2006	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel